FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the date of October 14, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Ad Hoc Disclosure

The ad hoc disclosure filed by the registrant with the Deutsche Böerse (Frankfurt Stock Exchange) on October 13, 2003, regarding the execution by investment funds advised by Apax Partners of agreements with the registrant’s shareholders to acquire a majority of the registrant’s shares, is attached to this report as Appendix A.

Press Release

The press release dated October 14, 2003, regarding the execution by investment funds advised by Apax Partners of agreements with the registrant’s shareholders to acquire a majority of the registrant’s shares, is attached to this report as Appendix B.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: October 14, 2003	By:	/s/ MICHAEL W. NIMTSCH

Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

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APPENDIX A

[IFCO SYSTEMS LOGO]

Nr. of pages: 1

FOR IMMEDIATE RELEASE

Date: 13.10.2003

Frankfurt: IFE1

Apax Funds sign agreements to acquire majority of shares of IFCO Systems N.V.

Amsterdam, October 13th, 2003—IFCO Systems, N.V. (“IFCO Systems”) has been informed today that investment funds advised by Apax Partners, acting through Island International Limited Partnership, have signed, in a series of private transactions, purchase agreements with shareholders representing more than 82 percent of the issued shares of IFCO Systems. The purchase agreements are subject to, inter alia, merger control clearance. IFCO Systems intends to remain listed on the Prime Standard market of Deutsche Börse.

APPENDIX B

[IFCO SYSTEMS LOGO]

Nr. of pages: 1

FOR IMMEDIATE RELEASE

Date: 14.10.2003

Frankfurt: IFE1

Apax Funds sign agreements to acquire majority of shares of IFCO Systems N.V.

Amsterdam, October 14th, 2003—IFCO Systems, N.V. (“IFCO Systems”) has been informed on October 13th, 2003 that investment funds advised by Apax Partners, acting through Island International Limited Partnership, have signed, in a series of private transactions, purchase agreements with shareholders representing more than 82 percent of the issued shares of IFCO Systems. The purchase agreements are subject to, inter alia, merger control clearance. IFCO Systems intends to remain listed on the Prime Standard market of Deutsche Börse.

IFCO Systems is a world-wide logistics service provider with approximately 160 locations in Europe and North America. IFCO Systems operates a pool of more than 65 million RPCs (Reusable Plastic Containers) globally, which are used as a logistic system predominantly for fresh produce by leading grocery retailers.

In the United States, IFCO Systems also provides a national network of pallet management services. With more than 45 million wooden pallets recycled annually, IFCO Systems is the market leader in this industry. In 2002 IFCO Systems generated revenues of 380.7 million USD.

According to the webpage of Apax Partners (www.apax.com) the international private equity firm Apax Partners advises investment pools with a total of 12 billion Euro. Investment pools advised by Apax Partners pursue a balanced investment strategy with focus on growth companies in the information technology, telecommunication, media, healthcare, consumer goods, retail and service industry.

Founded in 1972, Apax Partners today operates world-wide out of 11 offices in Europe, Israel, USA and Japan.